                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)*

                   CARACO PHARMACEUTICAL LABORATORIES, LTD.
-------------------------------------------------------------------------------
                              (Name of Issuer)

                       Common Stock, without par value
-------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                14075T 10 7
                            --------------------
                               (CUSIP Number)


                                Jay F. Joliat
                          1411 N. Woodward, Ste 300
                            Birmingham, MI 42009

                               With a copy to:
                              Fred B. Green, Esq.
                             Seyburn, Kahn, Ginn,
                               Bess, Deitch and
                                 Serlin, P.C.
                               2000 Town Center
                                  Suite 1500
                          Southfield, Michigan 48075
                                 248-353-7620
-------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               August 20, 1997
-------------------------------------------------------------------------------
                       (Date of Event which Requires Filing
                              of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1 (b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D


CUSIP NO. 14075T 10 7                               PAGE   2   OF   15   PAGES
          -----------                                    -----    -----

-------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


   Jay F. Joliat
-------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a) / /
                                                           (b) / /
-------------------------------------------------------------------------------
3  SEC USE ONLY


-------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

   PF
-------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED    / /
   PURSUANT TO ITEMS 2(d) or 2(e)

-------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   U.S.
-------------------------------------------------------------------------------
                7  SOLE VOTING POWER

                   1,855,391 (See Item 5)
  NUMBER OF     ---------------------------------------------------------------
   SHARES       8  SHARED VOTING POWER
BENEFICIALLY
  OWNED BY         -0- (See Item 5)
    EACH        ---------------------------------------------------------------
  REPORTING     9  SOLE DISPOSITIVE POWER
   PERSON
    WITH           1,855,391 (See Item 5)
                ---------------------------------------------------------------
                10 SHARED DISPOSITIVE POWER

                   -0- (See Item 5)
-------------------------------------------------------------------------------
10 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   1,855,391 (See Item 5)
-------------------------------------------------------------------------------
11 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
   EXCLUDES CERTAIN SHARES*


-------------------------------------------------------------------------------
12 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


-------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   13.0%
-------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*

   IN
-------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D


CUSIP NO.   14075T 10 7                         PAGE   3   OF   15    PAGES
          -------------                               ---     ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Jay F. Joliat Qualified Terminable Interest Marital Trust u/a/d 4-8-82
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  / /
                                                                      (b)  / /

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


       PF
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Michigan
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            1,855,391 (See Item 5)
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH             -0- (See Item 5)
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        1,855,391 (See Item 5)
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        -0- (See Item 5)
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,855,391 (See Item 5)
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       13.0%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       OO (Trust)
--------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D


CUSIP NO.   14075T 10 7                         PAGE   4   OF   15    PAGES
          ----------------                            ---     ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       David A. Hagelstein
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  / /
                                                                      (b)  / /

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


       PF and BK
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            1,484,152  (See Item 5)
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH             -0- (See Item 5)
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        1,484,152 (See Item 5)
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        -0- (See Item 5)
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,484,152  (See Item 5)
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       11.1%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D


CUSIP NO.   14075T 10 7                         PAGE   5   OF   15    PAGES
          ----------------                            ---     ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       David A. Hagelstein - Trust u/a/d    10-27-93
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  / /
                                                                      (b)  / /

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


       PF and BK
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Michigan
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            1,484,152 (See Item 5)
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH            -0- (See Item 5)
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        1,484,152 (See Item 5)
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        -0- (See Item 5)
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,484,152        (See Item 5)
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       11.1%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       OO  (Trust)
--------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D


CUSIP NO.  14075T 10 7                          PAGE   6   OF  15     PAGES
          ----------------                            ---     ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Shantilal N. Shanghvi
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  / /
                                                                      (b)  / /

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


       OO (See Item 3)
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       India
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            -0-  (See Item 5)
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH             5,300,000 (See Item 5)
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        -0-  (See Item 5)
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        5,300,000  (See Item 5)
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       5,300,000
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       40.3%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D


CUSIP NO.   14075T 10 7                         PAGE   7   OF  15    PAGES
          ----------------                            ---     ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Dilip S. Shanghvi
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  / /
                                                                      (b)  / /

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


       OO (See Item 3)
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       India
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            -0- (See Item 5)
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH             5,300,000 (See Item 5)
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        -0- (See Item 5)
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        5,300,000 (See Item 5)
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       5,300,000
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       40.3%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D


CUSIP NO.  14075T 10 7                          PAGE   8   OF   15    PAGES
          -------------                               ---     ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Sudhir V. Valia
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  / /
                                                                      (b)  / /

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


       00 (See Item 3)
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       India
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            -0- (See Item 5)
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH             5,300,000 (See Item 5)
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        -0- (See Item 5)
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        5,300,000 (See Item 5)
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       5,300,000
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       40.3%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D


CUSIP NO.   14075T 10 7                         PAGE   9   OF   15    PAGES
          ----------------                            ---     ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Narendra N. Borkar
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  / /
                                                                      (b)  /X/

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


       OO (See Item 3)
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       India
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            -0- (See Item 5)
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH             5,300,000 (See Item 5)
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        -0- (See Item 5)
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        5,300,000 (See Item 5)
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       5,300,000
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       40.3%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D


CUSIP NO.   14075T 10 7                         PAGE  10   OF   15    PAGES
          ----------------                            ---     ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Sun Pharmaceutical Industries Limited
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  / /
                                                                      (b)  /X/

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


       WC (See Item 3)
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       India
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            -0- (See Item 5)
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH             5,300,000 (See Item 5)
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        -0- (See Item 5)
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        5,300,000 (See Item 5)
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       5,300,000
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       40.3%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       CO
--------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1. SECURITY AND ISSUER.

        This statement relates to the Common Stock, without par value (the "Shares"), of Caraco Pharmaceutical Laboratories, Ltd., a Michigan corporation (the "Company"). The principal executive offices of the Company are located at 1150 Elijah McCoy Drive, Detroit, Michigan 48202.


ITEM 2. IDENTITY AND BACKGROUND.

        (a) This statement is being filed jointly by each of the following persons pursuant to Rule 13d-(1)(f) promulgated by the Securities and Exchange Commission (the "SEC") under Section 13 of the Securities Exchange Act of 1934, as amended (the "Act"): (i) Jay F. Joliat Qualified Terminable Interest Marital Trust u/a/d 4-8-82 (the "Joliat Trust"), (ii) Jay F. Joliat, individually and as trustee of the Joliat Trust ("Joliat"), (iii) David A. Hagelstein Trust u/a/d 10-27-93 (the "Hagelstein Trust"), (iv) David A. Hagelstein, individually and as trustee of the Hagelstein Trust ("Hagelstein"), (v) Sun Pharmaceutical Industries Limited, a corporation organized under the laws of India ("Sun"),
(vi) Shantilal N. Shanghvi, the Chairman of Sun ("S. Shanghvi"), (vii) Dilip S. Shanghvi, the major shareholder and a director of Sun ("D. Shanghvi"), (viii) Sudhir V. Valia, a director of Sun ("Valia"), and (ix) Narendra N. Borkar, a director of Sun ("Borkar"). The Joliat Trust, Joliat, the Hagelstein Trust, Hagelstein, Sun, D. Shanghvi, S. Shanghvi, Valia and Borkar are sometimes referred to herein individually as a "Reporting Person" and collectively as the "Reporting Persons."

        Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information by another Reporting Person. By their signature on this statement, each of the Reporting Persons agrees that this statement is filed on behalf of such Reporting Person.

        The Reporting Persons are parties to a Voting Agreement (as defined in Item 6) and, accordingly, may be deemed to constitute a "group" for purposes of
Section 13(d)(3) of the Act. The Reporting Persons expell disclaim that they have agreed to act as a group other than as described in this statement.

Joliat Trust and Joliat

        (b)-(c) Mr. Joliat's business address is 1411 North Woodward Avenue, Suite 300, Birmingham, Michigan 48009. His present principal occupation or employment is Chairman of the Board, Chief Executive Officer and Treasurer of the Beefcarver Restaurants, Inc., a restaurant corporation and Chairman of the Board, President and Chief Executive Officer of Joliat & Company, a private investment company.

Hagelstein Trust and Hagelstein

        (b)-(c) Mr. Hagelstein's business address is 1411 North Woodward Avenue, Suite 313, Birmingham, Michigan 48009. His present principal occupation or employment is as a private investor.

Sun

        (b)-(c) Sun is a corporation organized under the laws of India. Sun is a specialty pharmaceutical company. Sun's business address is Synergy House Subhanpura Gorwa Road, Baroda, 390-007 India.

        Pursuant to Instruction C to Schedule 13D under the Act, the directors and executive officers of Sun and their respective business addresses and present principal occupations are set forth below:


Name                    Address                         Occupation
----                    -------                         ----------

S. Shanghvi             Synergy House Subhanpura        Chairman of
                        Gorwa Road, Baroda              the Board
                        390-007 India

D. Shanghvi             Synergy House Subhanpura        Managing Director
                        Gorwa Road, Baroda              and Director
                        390-007 India

Valia                   Synergy House Subhanpura        Director and
                        Gorwa Road, Baroda              Director of Finance
                        390-007 India

Borkar                  Synergy House Subhanpura        Director
                        Gorwa Road, Baroda
                        390-007 India

Shreenivas Lanka        Synergy House Subhanpura        Vice President
                        Gorwa Road, Baroda              of Marketing
                        390-007 India

        (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f) Joliat Trust is a Michigan trust and Joliat is a citizen of the United States. Hagelstein Trust is a Michigan trust and Hagelstein is a citizen of the United States. Sun is a corporation organized under the laws of India and each of its executive officers and directors named in this Item 2 are citizens of India.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        The source and amount of funds or other consideration used or to be used by Sun to purchase Shares consists of working capital of Sun. The 5,300,000 Shares acquired by Sun have been purchased with an initial payment of $2,000,000 with the balance of $5,500,000 to be paid thereafter. Payment of the balance may be effectuated through delivery of irrevocable letters of credit. Sun has also entered into a products agreement with the Company pursuant to which Sun is to provide the Company with the technology with respect to generic pharmaceutical products in return for Shares if certain conditions are satisfied.

        In October 1995, the Joliat Trust purchased 100,000 Shares at a price of $2.50 per Share in a private purchase. In March 1996, the Joliat Trust converted a $250,000 loan to the Company into 111,111 Shares ($2.25 per Share) and, in connection therewith, Joliat received warrants for 486,666 Shares at an exercise price of $2.62 per Share. In March 1996, the Joliat Trust purchased 100,000 Shares at a price of $2.25 per Share in a private purchase. In May 1996, the Joliat Trust purchased 250,000 Shares at a price of $2.00 per Share in a private purchase. In May 1996, Joliat was awarded 1,100 Shares as a director of the Company. In July 1996, the Joliat Trust purchased 800 Shares at a price of $2.28 per Share on the open market. In August 1996, the Joliat Trust purchased 800 Shares at a price of $2.60 per share on the open market.
In December 1996, the Joliat Trust purchased 1,200 Shares at a price of $2.46 per Share on the open market. In June 1997, Joliat was awarded 1,900 Shares as a director of the Company. The source and amount of funds or other consideration used or to be used by Joliat to purchase Shares are the funds of the Joliat Trust.

        In June 1995, the Hagelstein Trust purchased 616,000 Shares at a price of $1.25 per Share in a private purchase. 584,000 of such Shares were purchased through the conversion of $730,000 in loans to the Company. Such loans were made by the Hagelstein Trust through borrowings from Comerica Bank. In October 1995, the Hagelstein Trust purchased 40,000 Shares at a price of $2.50 per Share in a private purchase. In March 1996, the Hagelstein Trust purchased 130,000 Shares at a price of $2.25 per Share in a private purchase. In May 1996, Hagelstein was awarded 900 Shares as a director of the Company.
In September 1996, the Hagelstein Trust purchased 7,000 Shares at prices ranging between $1.12 - $1.25. In June 1997, Hagelstein was awarded 1,700 Shares as a director of the Company. The source and amount of funds or other consideration used or to be used by Hagelstein to purchase Shares are personal funds or other consideration and/or the funds of the Hagelstein Trust, and, as disclosed, through loans made in the ordinary course of business from Comerica Bank. See Item 5 with respect to certain options and warrants issued to Joliat and Hagelstein.

ITEM 4. PURPOSE OF TRANSACTION.

        The Joliat Trust, Joliat, the Hagelstein Trust and Hagelstein have acquired their Shares for investment purposes. Sun has acquired its Shares in order to gain entry into the United States generic pharmaceutical marketplace. As disclosed in Item 6, the Joliat Trust, the Hagelstein Trust and Sun have entered into a Voting Agreement pursuant to which, among other things, Sun may designate a majority of the directors of the Board of Directors of the Company and the Joliat Trust and the Hagelstein Trust may each designate one director. In addition, as disclosed in Item 6, the Joliat Trust and the Hagelstein Trust have agreed to vote in accordance with Sun's directors with respect to certain shareholder matters. The Voting Agreement also provides that the Executive Committee shall consist of three directors, two selected by Sun and one selected by the Joliat Trust and the Hagelstein Trust. In connection with the foregoing, the Board of Directors has appointed a Chief Executive Officer proposed by Sun and Sun intends to designate up to a majority of the members of the Board of Directors and to select a Chairman of the Board therefrom. In connection with Sun's acquisition of Shares, the Bylaws of Caraco were amended and restated to accommodate the foregoing. In addition, the Bylaws were amended and restated to require a two-thirds (2/3rds) vote of the entire Board of Directors to approve:
(i) the sale or disposition of all or substantially all of the assets of the Company; (ii) the liquidation, winding up or dissolution of the Company; (iii) the issuance of or receipt of subscription for any capital stock of the Company to Sun and/or its affiliates; and (iv) the amendment of the Company's Articles and Bylaws.

        As disclosed in Item 3, Sun has entered into a products agreement with the Company pursuant to which Sun is to provide the Company with the technology with respect to generic pharmaceutical products in return for shares if certain conditions are satisfied. If all or a portion of the balance of the $5,500,000 owed to the Company by Sun for the Shares disclosed in Item 3, payable in three payments of $2,000,000, $2,000,000 and $1,500,000 is not timely made, the
Company may cancel the 1,413,333 Shares, 1,413,333 Shares and 1,060,001 Shares, respectively, relating to such payments, pursuant to a pledge agreement between the Company and Sun. In connection with Sun's acquisition of the Shares, the Joliat Trust and the Hagelstein Trust have agreed that following the receipt of the next $2,000,000 payment by Sun to the Company, that each will return to the Company up to 250,000 Shares each without any consideration from the Company therefor. In connection therewith, the Joliat Trust has agreed to deem a loan from the Joliat Trust to the Company of $150,000 in April 1997, paid in full, and as a result thereof, the Joliat Trust will be deemed to have "returned" to the Company 150,000 Shares of the 250,000 Shares to be returned. In addition, with respect to loans to the Company of (i) $100,000 in August 1996, $300,000 in October 1996, $100,000 in November 1996, $100,000 in January 1997, and $300,000 in February 1997 from the Joliat Trust and (ii) $100,000 in August 1996, $90,000 in November 1996 and $200,000 in February 1997 from the Hagelstein Trust, the Company and the Joliat Trust and the Hagelstein Trust, respectively, have agreed to (A) extend the maturity date of the loans to August 1, 1999, (B) to pre-pay in Shares the interest due on the loans through August 1, 1999 at $1.50 per Share, and (C) to provide the Joliat Trust and the Hagelstein Trust with an option to convert the principal into Shares at $1.50 per Share. Based on the foregoing, the prepayment of interest in Shares (which, is anticipated, will occur in the very near future) will result in the Joliat Trust and the Hagelstein Trust receiving 159,543 Shares and 68,007 Shares, respectively. The Joliat Trust and the Hagelstein Trust have also agreed not to dispose of their Shares for a period of four years without the consent of Sun, and thereafter for a period of three years to give Sun a right of first refusal or the sale of their Shares. The restriction on disposition of their shares for the four year period terminates in the event of (i) any sale of Shares by Sun to anyone other than an affiliate; (ii) approval by the Board of the Company of a merger, consolidation, or sale of substantially all of the assets of the Company to another entity; or (iii) a tender offer for the Shares.

        At this time, except as disclosed above, the Reporting Persons have no plans or proposals which relate to or would result in:

        (1) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company;

        (2) a sale or transfer of a material amount of assets of the Company;

        (3) any material change in the present capitalization or dividend policy of the Company;

        (4) any other material change in the Company's business or corporate structure;

        (5) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

        (6) the Shares becoming eligible for termination pursuant to Section 12(g)(4) of the Act; or

        (7) any action similar to those enumerated above.

ITEM 5. INTERESTS IN SECURITIES OF THE ISSUER

        The following information is provided in response to Item 5 of Schedule 13D and is based on a total of 13,151,506 Shares outstanding (based on the acquisition by Sun of 5,300,000 Shares on August 20, 1997, on information from the Company as to the number of Shares outstanding as of August 20, 1997.

        (a)-(b) Sun acquired beneficial ownership of 5,300,000 Shares on August 20, 1997 at a price of approximately $1.415 per share. This constitutes approximately 40.3% of the Company's outstanding Shares. By virtue of the relationship between S. Shanghvi, D. Shanghvi, Valia, and Borkar and Sun, such individuals may be deemed to possess indirect beneficial ownership of and share the power to vote or direct the vote of the Shares of Sun. Also, by virtue of the above disclosed relationships, Sun, D. Shanghvi, S. Shanghvi, Valia and Borkar may be deemed to share the power to vote or direct the vote and the power to dispose or to direct the disposition of the Shares. However, such individuals disclaim beneficial ownership of (and the power to vote or direct the vote of) the Shares beneficially owned by Sun.

        (a)-(b) Joliat, individually and as trustee of the Joliat Trust, beneficially owns 1,855,391 Shares (constituting approximately 13.0% of the Company's outstanding Shares) with sole power to vote or direct the vote and sole power to dispose or direct the disposition of the Shares. See Item 6, however, with respect to the agreement by Joliat to vote on certain matters in accordance with Sun's directions. The 1,855,391 Shares beneficially owned by Joliat include: (i) 285,714 shares of Series A Preferred Stock convertible on a one-for-one basis into Shares; (ii) warrants to purchase 65,000 Shares which are exercisable through December 31, 2004 at an exercise price of $3.50 per Share; (iii) warrants granted to Joliat in connection with a loan to the Company (subsequently converted into Shares) to purchase 486,666 shares exercisable through March 31, 2000 at an exercise price of $2.62 per Share; (iv) an option granted to Joliat in connection with a loan to the Company to purchase 225,000 Shares which are exercisable through October 18, 2006 at an exercise price of $1.31 per Share; and (v) options received in his capacity as a Director of the Company for 6,000 Shares at an exercise price of $5.00 per Share.

        (a)-(b) Hagelstein, individually as trustee of the Hagelstein Trust, beneficially owns 1,484,152 Shares (constituting approximately 11.1% of the Company's outstanding Shares) with sole power to vote or direct the vote and sole power to dispose or direct the disposition of the Shares. See Item 6, however, with respect to the agreement by Hagelstein to vote on certain matters in accordance with Sun's directions. The 1,484,152 Shares beneficially owned by Hagelstein include: (i) an option for 224,158 Shares at an exercise price of $1.50 per share expiring February 20, 2002 in exchange for cancellation of more expensive options totalling 224,158 Shares in connection with Hagelstein's agreement to return up to 250,000 Shares to the Company (disclosed in Item 4);
(ii) options received in his capacity as a Director of the Company for 6,000 Shares at an exercise price of $5.00 per Share; and (iii) a warrant to purchase 5,000 Shares exercisable until February 11, 1999 at $6.75 per Share.

(c) Except with respect to Sun's acquisition of 5,300,000 Shares described above, none of the Reporting Persons has effected any transactions in Shares during the preceding 60 days.

(d) Except as described above, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        As disclosed in this Schedule 13D, Sun, the Joliat Trust and the Hagelstein Trust have entered into a Voting Agreement dated August 20, 1997. The general terms of the Voting Agreement have been disclosed above, which disclosure is incorporated herein, with respect to Sun's right to select a majority of the Company's directors, Sun's right to appoint a majority of the directors to the Executive Committee, Joliat's and Hagelstein's agreement not to sell their Shares for a period of four years without Sun's consent, and Sun's right of first refusal of the sale of Joliat's and Hagelstein's Shares. In addition, the Voting Agreement provides that neither Hagelstein nor Joliat shall sell their Shares to any competitor or distributor or business associate of the Company without Sun's consent. Joliat and Hagelstein have also agreed that they will vote in accordance with Sun's directors with respect to any matter relating to the investment, merger, alliance, share dilution, appointment of key employees, major restructuring or reorganizing, bank borrowing, funding or giving credit.

        In the event that Sun sells more than 30% of the outstanding Shares of the Company within four years from the date of the Voting Agreement or if Sun defaults in its pledge agreement with the Company (see Item 4) subject to certain conditions, the Board of Directors shall be reconstituted in accordance with the Share ownership of Sun, the Joliat Trust and the Hagelstein Trust. In addition, the Executive Committee shall be reconstituted so that it consists of one director designated by Sun and two directors designated by the Joliat Trust and the Hagelstein Trust. In the event that Sun owns less than 10% of the outstanding Shares of the Company, the Voting Agreement shall terminate.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        The following exhibits are filed with this statement:


        Exhibit 1:      Joint Statement Agreement
        Exhibit 2:      Voting Agreement dated August 20, 1997.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 2, 1997

                                Jay F. Joliat Qualified Terminable Interest
                                Marital Trust u/a/d 4-8-82


                                By:        /s/ Jay F. Joliat
                                     ----------------------------------
                                        Jay F. Joliat, Trustee


                                David A. Hagelstein Trust u/a/d 10-27-93


                                By:        /s/ David A. Hagelstein
                                     ----------------------------------
                                        David A. Hagelstein, Trustee

                                Sun Pharmaceutical Industries Limited


                                By:        /s/ Dilip S. Shanghvi
                                     ----------------------------------
                                        Dilip S. Shanghvi,
                                        Managing, Director


                                           /s/ Jay F. Joliat
                                     ----------------------------------
                                        Jay F. Joliat

                                            /s/ David A. Hagelstein
                                     ----------------------------------
                                        David A. Hagelstein

                                           /s/ Shantilal N. Shanghvi
                                    ----------------------------------
                                        Shantilal N. Shanghvi

                                            /s/ Dilip S. Shanghvi
                                    ----------------------------------
                                        Dilip S. Shanghvi

                                           /s/ Sudhir V. Valia
                                    ----------------------------------
                                        Sudhir V. Valia

                                           /s/ Narendra N. Borkar
                                    ----------------------------------
                                        Narendra N. Borkar

                                 EXHIBIT INDEX


Exhibit                  Description
-------                  -----------

 1                       Joint Statement Agreement

 2                       Voting Agreement dated
                         August 20, 1997